

January 27, 2016

Mail Stop 4720

<u>Via E-mail</u>
Mr. Marcus Schenck
Chief Financial Officer
Taunusanlage 12, 60325
 Frankfurt am Main, Germany

> **Re:** **Deutsche Bank Aktiengesellschaft**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed March 20, 2015**
> **File No. 001-15242**

Dear Mr. Schenck:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Kevin W. Vaughn
>
> Kevin W. Vaughn
> Accounting Branch Chief
> Office of Financial Services

cc (via email): Richard Walker, General Counsel
                Peter Burrill, Group Controller
                Mathias Otto, Deputy General Counsel Germany, Central and Eastern Europe
                Joseph Kopec, MD and Associate General Counsel